

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Kenny Young
Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street
Akron, Ohio 44305

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 8, 2021**
> **File No. 333-260854**

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: C. Brophy Christensen, Jr.